THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE LAWS OF ANY STATE. NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE PAYOR THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

PROMISSORY NOTE

Principal Amount: $ Effective Date: ____________, 2021

1. **Obligation.** The undersigned, Pacific Northwest Rural Broadband Alliance, Ltd., a Delaware nonprofit organization, ("***Borrower***") hereby promises to pay to the order of ______________________________ (***"Holder"***) the Principal Amount stated above and interest as described below. As used in this Note, the term "**Holder**" includes each subsequent transferee or owner of this Note.

2. **Payment**. Unless accelerated by Holder as a result of a default under this Note, all principal and accrued interest will be due and payable as follows:

   (a) Beginning on the Effective Date until the Maturity Date (as hereinafter defined), simple interest will accrue at a fixed rate of 3.5% per annum (computed on the basis of a 365-day year and the number of days actually elapsed).

   (b) Within thirty (30) days following the end of each calendar quarter before the Maturity Date, and continuing until the Maturity Date, Borrower will make equal quarterly installment payments of principal and interest, in arrears, in an amount sufficient to fully amortize the principal balance of the Note and all accrued interest over an amortization period of seven years.

   (c) On the Maturity Date, Borrower will repay all accrued but unpaid interest plus all outstanding principal.

   (d) The "**Maturity Date**" is December 31, 2028.

3. **Prepayment**. Pre-payment of this Note is available to Borrower at any time following the date of this Agreement, without penalty or premium.

4. **Manner and Time of Payments.** Except to the extent otherwise provided herein, all payments and other amounts to be made by the Borrower hereunder shall be made in United States dollars, in immediately available funds, to the Holder at such account as the Holder shall specify by notice to the Borrower from time to time, not later than 5:00 p.m. mountain time on the date on which such payments shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding business day). Such payments shall be made without (to the fullest extent permitted by applicable law) defense, set-off, or counterclaim.

5. **Subordination.** The Note will be subordinated to all indebtedness of the Borrower to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

6. **Late Payments.** If any payment required to be made under the Note is not paid within five business days after the date due, Borrower shall increase the payment by five percent (5%) of the amount overdue, to reimburse Holder for the additional expenses to be incurred as a result of such delinquency, but such increase shall not obligate Holder to accept any overdue payment hereunder nor limit the rights and remedies available to Holder as a result of Borrower's default, as hereinafter provided. The amount of any such increased payment shall be deemed outstanding and payable pursuant to this Note.

7. **Events of Default**. Each of the following shall constitute an event of default (each, an "Event of Default") hereunder:

   (a) <u>Non-payment under Note</u>. The failure of Borrower to pay any payment due and payable under this Note to Holder within five business days of when such payment is due.

   (b) <u>Non-performance</u>. The failure of Borrower to perform or observe any of the provisions, terms, covenants, conditions, or warranties of this Note, provided that such default is not cured prior to the expiration of the notice period. Holder shall provide Borrower with written notice of any default under this Section 7(b). Borrower shall have thirty (30) days from receipt of such notice to cure such default prior to the exercise of any remedy provided herein.

8. **Remedies.** Upon the occurrence of any Event of Default, Holder shall have the option of declaring the entire unpaid balance of the Note, together with all accrued and unpaid interest, late fees, and all other sums owing hereunder, to be immediately due and payable in full, without notice, demand, or legal process of any kind. Immediately upon so doing, Holder may exercise (singly, concurrently, successively, or otherwise) any and all rights and remedies available to Holder hereunder, or otherwise available to Holder at law or in equity.

   The failure to exercise or delay in exercising any such right or remedy, or the failure to insist upon strict performance of any term of this Note, shall not be construed as a waiver or release of the same, or of any Event of Default, or of any obligation or liability of Borrower hereunder, nor shall Holder be deemed, by any act of omission or commission or otherwise, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder, and then only to the extent specifically set forth in the writing. A waiver as to one event shall not be construed as continuing or a bar to or waiver of any right or remedy as to a subsequent event.

9. **Nature of Transaction; Interest Limitations; Severability; Limitations of Liability.**

   (a) Borrower has issued this Note in a commercial transaction for business purposes.

(b) All agreements between Borrower and Holder, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of this Note or otherwise, shall the interest contracted for, charged, received, paid, or agreed to be paid to Holder exceed the maximum amount permissible under the applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum amount permissible under applicable law, the interest payable to Holder shall be reduced to the maximum amount permissible under applicable law; and if from any circumstance Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum amount permissible under applicable law, an amount equal to the excessive interest shall be applied to the unpaid principal balance hereof, or if such excessive amount of interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Borrower. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under applicable law.

(c) If any term of this Note, or the application thereof to any person or circumstances, shall, to any extent, be invalid or unenforceable, the remainder of this Note, or the application of such term to persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each term of this Note shall be valid and enforceable to the fullest extent permitted by law.

(d) To the fullest extent permitted by law, neither party (including each party's managers, directors, officers, employees, agents, and representatives) shall be liable to the other or any other person for any injury to or loss of goodwill, reputation, business, production, revenues, profits, anticipated profits, contracts, or opportunities (regardless of how these are classified as damages), or for any consequential, incidental, indirect, exemplary, special, punitive, or enhanced damages whether arising out of breach of contract, tort (including negligence), strict liability, product liability, or otherwise (including the entry into, performance or breach of this Agreement), regardless of whether such loss or damage was foreseeable or the party suffering the loss has been advised of the possibility of such loss or damage, and notwithstanding the failure of any agreed or other remedy of its essential purpose.

10. **Holder's Representations.**

The Holder hereby represents, warrants, and covenants to the Borrower as follows:

Purchase for Own Account. Holder represents that it is acquiring the Note solely for its own account and beneficial interest for investment and not for sale or with a view to distribution of the Note or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

Information and Sophistication. Holder acknowledges that it has received all the information it has requested from the Borrower and considers necessary or appropriate for deciding whether to acquire the Note. Holder represents that it has had an opportunity to ask questions and receive answers from the Borrower regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given to Holder. Holder further represents that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of this investment.

Ability to Bear Economic Risk and Knowledge of Certain Risk Factors. Holder acknowledges that investment in the Note involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to suffer a complete loss of its investment.

11. **Successors and Assigns.** This Note inures to the benefit of Holder, its successors and assigns, and is binding upon Borrower, its successors and assigns, and the words "Borrower" and "Holder" whenever used herein shall be deemed and construed to include such respective successors and assigns.

12. **Amendment.** This Note may not be amended, modified, or changed except by a writing signed by both Holder and Borrower.

13. **Notices.** Any and all notices, elections, demands, or requests permitted or required to be made under this Note shall be in writing, signed by the party giving such notice, election, demand, or request, and shall be delivered personally, or sent by registered, certified, or Express United States mail, postage prepaid, or by Federal Express or similar nationally recognized delivery service requiring a receipt, to the other party at the address set forth above, or to such other party and at such other address within the United States of America as any party may designate as provided herein. The date of receipt of such notice, election, demand, or request shall be the earliest of (i) the date of actual receipt, (ii) three business days after the date of mailing by registered or certified mail, (iii) one business day after the date of sending via overnight delivery by Express Mail, Federal Express, or another similar service requiring a receipt, or (iv) the date of personal delivery (or refusal by or on behalf of the addressee upon presentation of a properly addressed notice for delivery).

14. **Captions.** The captions or headings of the sections in this Note are for convenience only and shall not control or affect the meaning or construction of any of the terms or provisions of this Note.

15. **Governing Law; Jurisdiction.** This Note is governed by the laws of the state of Montana. Borrower irrevocably submits to the jurisdiction of any Montana state court or the United States District Court for the District of Montana over any suit, action, or proceeding arising out of or relating to this Note and agrees that such courts shall have exclusive jurisdiction over any suit, action, or proceeding.

IN WITNESS WHEREOF, this Note has been duly executed as of the date first written above.

HOLDER: _____

By: _____

Name: _____

Title: _____

Address: _____

_____

BORROWER: Pacific Northwest Rural Broadband Alliance, Ltd.

By: _____

Name: _____

Title: _____

Address: _____

_____